Exhibit (a)(4)

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, MA 02421-7966

(781) 861-8444

January 7, 2009

Dear Indevus Stockholder:

We are pleased to inform you that Indevus Pharmaceuticals, Inc. (“Indevus”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Endo Pharmaceuticals Holdings Inc. (“Endo”) and BTB Purchaser Inc., an indirect, wholly owned subsidiary of Endo (“Purchaser”). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all of the outstanding shares of Indevus at a $4.50 net to seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per share in contingent cash consideration payments (as further described in the Merger Agreement) upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase.

Accompanying this letter is (i) a copy of Indevus’ Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated January 7, 2009, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, February 20, 2009.

If successful, the tender offer will be followed by the merger of Purchaser into Indevus. In this merger, all shares of common stock, other than those owned by Indevus, Endo or Purchaser and other shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $4.50 net to seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per share in contingent cash consideration payments.

The Board of Directors of Indevus has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and in the best interests of Indevus’ stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF INDEVUS UNANIMOUSLY RECOMMENDS THAT INDEVUS STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE APPLICABLE PROVISIONS OF DELAWARE LAW.

In arriving at its recommendations, Indevus’ Board of Directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that Indevus has filed with the Securities and Exchange Commission.

The management and directors of Indevus thank you for the support you have given Indevus and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Glenn L. Cooper M.D.

Chairman and Chief Executive Officer